Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Next Generation Infrastructure, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$503,009.00	0.0001381	$69.47
Fees Previously Paid	(2)	$9,500,000.00		$1,311.95

Total Transaction Valuation:		$10,003,009.00
Total Fees Due for Filing:				$1,381.42
Total Fees Previously Paid:				1,311.95
Total Fee Offsets:				0.00
Net Fee Due:				$69.47

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for the Units tendered (5,311,989.921) based upon the net asset value per Unit as of March 31, 2026 ($1.8831).

Calculated as $138.10 per $1,000,000 of the Total Transaction Valuation.
(2)	The transaction value is calculated as the aggregate maximum value of Units being purchased. The fee of $1,311.95 was paid in connection with the filing of the initial Schedule TO (File No. 005-94810) filed on January 27, 2026, which filing fee amount was based on the aggregate maximum purchase price for common shares of beneficial interest being offered to be purchased pursuant to the tender offer, based upon the estimated net asset value per common unit as of November 30, 2025. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.